UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )

Key Energy Services, Inc.

(Name of Issuer)

Common Stock, par value US$0.01 per share

(Title of Class of Securities)

49309J202

(CUSIP Number)

David S. Thomas, Esq.

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Phone: (212) 902-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 49309J202
1.	Name of Reporting Persons The Goldman Sachs Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,731,758
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,731,758
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,731,758
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3% (1)
14.	Type of Reporting Person (See Instructions) HC-CO

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202
1.	Name of Reporting Persons Goldman Sachs & Co. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,731,758
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,731,758
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,731,758
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3% (1)
14.	Type of Reporting Person (See Instructions) BD-OO-IA

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”) of Key Energy Services, Inc., a Delaware Company (the “Issuer”). The address of the principal executive offices of the Issuer is 1301 McKinney Street, Suite 1800, Houston, Texas 77010.

ITEM 2. IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed by The Goldman Sachs Group, Inc. (“GS Group”) and Goldman Sachs & Co. LLC (“Goldman Sachs”, and together with GS Group, the “Reporting Persons”).

GS Group is a Delaware corporation and a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs, a New York limited liability company, is a member of the New York Stock Exchange and other national exchanges. Goldman Sachs is wholly-owned subsidiary of GS Group. The principal address of each Reporting Person is 200 West Street, New York, NY 10282.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the board of managers of Goldman Sachs are set forth in Schedule II hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I and II hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii), except as set forth in Schedule III, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 16, 2020, a copy of which is attached hereto as Exhibit 99.1

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired 4,731,473 shares of Common Stock (the “Acquired Shares”) in connection with the entry by Special Situations Investing Group, Inc. (“SSIG”), a Delaware corporation and affiliate of the Reporting Persons, into an exchange agreement, dated as of March 6, 2020 (the “Exchange Agreement”), among the Issuer, SSIG, and certain other creditors of the Issuer. The Exchange Agreement implemented a series of out-of-court transactions to effect a financial restructuring (the “Restructuring”) of the Issuer’s capital structure and indebtedness and related credit facilities. Pursuant to the Exchange Agreement, SSIG exchanged the full principal amount outstanding and accrued and unpaid interest of the Issuer’s term loans for new term loans of the Issuer and the Acquired Shares held by the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. In addition, without limitation, the Goldman Sachs and its representatives expect, from time to time, to engage in discussions with management of the Issuer, the board of directors of the Issuer, stockholders of the Issuer, other current or prospective stockholders of the Issuer, existing or potential strategic partners of the Issuer, financing or potential financing sources and other relevant parties regarding the Issuer’s business, operations and operating performance, the Issuer’s strategy, future plans, prospects, corporate structure, board composition, management and governance, the Issuer’s assets, corporate expenses, capitalization and dividend policy, the Issuer’s organizational documents and agreements, strategic transactions and other extraordinary corporate transactions (including, but not limited to, asset sales, carve-out transactions, mergers, reorganizations or sales) as a means of enhancing stockholder value and/or the de-listing or de-registration of the Issuer. Goldman Sachs and its representatives may also exchange information with the Issuer or other persons pursuant to confidentiality or similar agreements in connection with the foregoing discussions.

In addition, Goldman Sachs and its representatives: (i) intend to consider, explore and/or develop plans and/or make proposals with respect to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer to increase stockholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D; and (ii) may take steps to explore and prepare for various plans and actions, and propose transactions regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions.

Depending on various factors, including, without limitation, the outcome of any such discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to Goldman Sachs, conditions in the securities markets, and general economic and industry conditions, Goldman Sachs may in the future take such actions with respect to the investment in the Issuer as Goldman Sachs deem appropriate, including without limitation, acquiring additional equity, debt or other securities of the Issuer or disposing of some or all such securities beneficially owned by Goldman Sachs, in the public market, in privately negotiated transactions or otherwise or entering into derivative transactions (both long and short) with respect to the Issuer or its securities and hedging or otherwise monetizing its positions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

(a) As of March 6, 2020 there were 13,775,267 shares of Common Stock outstanding. As of March 6, 2020, GS Group and Goldman Sachs may be deemed to have beneficially owned 4,731,758 shares of Common Stock in the aggregate, representing approximately 34.3% of the shares of Common Stock outstanding.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

No Reporting Person or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I and II hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Except for (i) the transactions described in Item 3 and (ii) a sale of 7,079 shares of Common Stock by the Reporting Persons on January 8, 2020 at a price of $0.12 per share in the ordinary course of business, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Persons. The number of shares reported in connection with the January 8, 2020 sale does not give effect to the Issuer’s 50:1 reverse stock split effected on March 6, 2020.

(d) Except for clients of Goldman Sachs or another investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, if any, held in managed accounts, no person, other than the Reporting Persons is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the Restructuring and entry into the Exchange Agreement, Goldman Sachs entered into a stockholders agreement, dated as of March 6, 2020 (the “Stockholders Agreement”), among the Issuer, Goldman Sachs and certain other stockholders of the Issuer, which provides:

•	the right to appoint two directors to the Issuer’s board of directors, each of whom will serve a one-year term;

•	certain director nomination and board observer rights, each subject to specified ownership thresholds;

•	certain customary drag-along and tag-along rights, which become effective at any time the Issuer is a Private Company (as defined in the Stockholders Agreement); and

•	customary “demand” and “piggyback” registration rights.

The foregoing description is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit 99.2 to Item 7 hereto.

Goldman Sachs or another subsidiary of GS Group (collectively, “GS”) may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give GS direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, GS disclaims any beneficial ownership in the securities that may be referenced in such contracts.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit Description

24.1	Power of Attorney, relating to THE GOLDMAN SACHS GROUP, INC.

24.2	Power of Attorney, relating to GOLDMAN SACHS & CO. LLC

99.1	Joint Filing Agreement

99.2	Stockholders Agreement (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Commission on March 13, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2020

THE GOLDMAN SACHS GROUP, INC.

By	/s/ Nathan R. Burby
Name: Nathan R. Burby
Title: Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By	/s/ Nathan R. Burby
Name: Nathan R. Burby
Title: Attorney-in-fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Laurence Stein, who is a citizen of South Africa, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.

Drew G. Faust	Professor and Former President of Harvard University

Mark A. Flaherty	Former Vice Chairman, Wellington Management Company

Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.

Beth M. Hammack	Global Treasurer of The Goldman Sachs Group, Inc.

Ellen J. Kullman	President & CFO, Carbon, Inc.; Former Chair and Chief Executive Officer of DuPont

Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.

John F.W. Rogers	Executive Vice President, Chief of Staff and Secretary to the Board of Directors of The Goldman Sachs Group, Inc.

Stephen M. Scherr	Executive Vice President and Chief Financial Officer of The Goldman Sachs Group, Inc.

Karen P. Seymour	Executive Vice President, General Counsel, Secretary and Head of the Legal Division of The Goldman Sachs Group, Inc.

Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.

Jan E. Tighe	Former Vice Admiral, United States Navy

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

Mark O. Winkelman	Private Investor

SCHEDULE II

The name of each member of the board of managers of Goldman Sachs & Co. LLC is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America, except Mr. Stein who is a citizen of South Africa. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

Stephen M. Scherr	Executive Vice President and Chief Financial Officer of The Goldman Sachs Group, Inc.

Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.

John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

SCHEDULE III

The Securities and Exchange Commission (the “SEC”) has alleged that Goldman Sachs & Co. LLC (“Goldman Sachs”) conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

The SEC alleged that Goldman Sachs violated Regulation SHO under the Exchange Act by improperly relying on Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located. In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act. Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016). Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records. Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016. The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.